

DIVISION OF
CORPORATION FINANCE

August 6, 2014

<u>Via Email</u>
Jerry Ku, Esq.
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
Suite 2101, Building C, Yintai Center
#2 Jianguomenwai Ave.
Chaoyang District
Beijing 100022, P.R. China

> **RE: Charm Communications, Inc.**
> **Amendment No. 1 to Schedule 13e-3**
> **File No. 005-86038**
> **Filed July 29, 2014**

Dear Mr. Ku:

We have reviewed the above filing and have the following comments.

<u>Schedule 13G/A</u>

1. We partially reissue prior comment 1. Refer to Rule 13d-3. Referencing the rule, please provide your analysis of whether Ms. Liu *shares* beneficial ownership of the company shares and/or ADS securities owned directly *or* indirectly by Mr. Dang.

<u>Schedule 13e-3/A</u>

2. We partially reissue prior comment 5. Please confirm in your response whether any other board member or shareholder raised objections to the transaction and if so, disclose a summary of all the objections raised. Additionally, supplementally advise us of the identity of the shareholder(s) who expressed concern with respect to the transaction proposal and advise us of whether the same shareholder was involved in each of the meetings referenced in the revised disclosure.

3. Please refer to prior comment 6 and our comment above. We remind you that you are responsible for the accuracy and completeness of your disclosure. In this regard, we note that there is no discussion in the background of the specific alternative(s) proposed by the unidentified "institutional shareholder" with whom the Special Committee met on March 28. Yet, subsequent disclosure suggests

that the list of buyers contacted by the special committee during the Go-Shop period included a "party whose name was mentioned by an institutional shareholder of the company…" This would appear to be a material component of what was discussed with the institutional shareholder. Revise the Background discussion to include a proper summary of the meetings held and all material topics discussed or mentioned by or amongst each of the shareholders with whom the special committee met leading up to the committee's recommendation in support of the going private transaction.

4.   We note the revisions made in response to prior comment 6 and partially reissue the comment. In this regard, we note reference throughout the summary to "certain" discussions regarding alternative plans to a going private and/or alternative structures, including discussions of the potential benefit of a going private. We remind you of the requirements set forth in Item 1013(b) of Regulation M-A. Please revise the background to more specifically disclose all material discussions that relate to the decision to take the company private versus engaging in any other alternative transaction or discussions of alternative structures that could have been used to accomplish the going private.

5.   We partially reissue prior comment 6. The revised disclosure does not identify whether any other price points were considered by or amongst the Consortium or any discussions amongst the filing parties regarding the reasons for rejecting any alternative bid prices prior to the initial non-binding proposal submission to the company. Why was $2.35 per ordinary share chosen and was it the only specific price point discussed amongst the Consortium parties? Please revise.

6.   Reference is made to the internal valuation and modelling analysis relied upon by the Consortium prior to submitting its initial proposal. Please confirm supplementally whether such analysis were in any part, based on reports or analyses of any outside parties. We may have further comment.

7.   Refer to prior comment 6 and your revised disclosure regarding the discussions amongst the filing parties prior to the Consortium decision to re-evaluate its proposed valuation. Please clarify the "certain" other issues and concerns raised by CMC based upon its due diligence review and what specific aspects of the enumerated items in (i)-(iv) prompted the decision to re-evaluate.

8.   We note your response to prior comment 6, which notes the Special Committee did not propose a specific counter-proposal to the $2.35 bid received. Please specifically reference this fact in your disclosure document.

9.   We reissue prior comment 7. Please supplementally provide a summary of all oral "updates", reports or otherwise that were provided to the Special Committee by China Renaissance. In this regard, the basis for your conclusion that the oral reports and/or updates were not material to the going private transaction is unclear. We note, for example, that the updates and/or reports were provided to the Special Committee by its financial advisor throughout the course of the

Jerry Ku, Esq.
Gunderson Dettmer, et al
August 6, 2014

consideration by the Special Committee of the going private transaction and/or alternative transactions and that such updates or reports appear to have involved a financial valuation of the company and its prospects. Refer to Item 9 of Schedule 13e-3. We may have further comment.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to the undersigned at (202) 551-3757.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel, Office of
Mergers & Acquisitions

Cc (via email):   Cindy Wang
                     Charm Communications, Inc.